

April 7, 2014

<u>Via Email</u>
Josh Targoff
Chief Operating Officer and General Counsel
Third Point LLC
390 Park Ave.
New York, NY 10022

> **Re:** **Sotheby's**
> **Definitive Soliciting Materials filed on Schedule 14A**
> **Filed April 4, 2014 by Third Point LLC et al.**
> **File No. 001-09750**

Dear Mr. Targoff:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our March 26, 2014 letter.

<u>General</u>

1.   We note the following non-exhaustive list of statement that appear to impermissibly impugn the character and integrity of the Sotheby's Board without explanation, support or a factual foundation as required by Note (b) to Rule 14a-9:

- The Board has engaged in "legal shenanigans designed to disenfranchise [shareholders]."
- The Board has "created a listless corporate culture characterized by disregard for shareholder interests."
- The Board is "lackadaisical."
- That the Board is "entrenched," particularly in light of the fact that the directors are elected annually.

Please provide us with the factual foundation, if any, upon which the participants relied to support of these statements. As to any matters for which a factual foundation does exist, please avoid making future statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please also note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed.

2. As noted above and in prior comment 5, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for your assertions that Sotheby's, in adopting its shareholder rights plan, has incurred a "substantial expense" that the Board has determined should be borne by the company's shareholders.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
     Eduardo Gallardo
     James J. Moloney
     Gibson, Dunn & Crutcher LLP